January 25, 2025

Board of Directors
Dada Nexus Limited (the "Company")
22/F, Oriental Fisherman's Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People's Republic of China

Dear Sirs/Madams:

We, JD.com, Inc., are pleased to submit this preliminary non-binding proposal to acquire all the outstanding ordinary shares (the "Ordinary Shares") of the Company not already owned by our wholly owned entities JD Sunflower Investment Limited and Windcreek Limited (the "JD Shareholders"), in a going-private transaction (the "Acquisition"). The JD Shareholders currently beneficially own more than 60% of the total issued and outstanding Ordinary Shares (including American depositary shares, or ADSs, each representing four Ordinary Shares) of the Company.

We believe our proposal of US$2.0 in cash per ADS provides a compelling opportunity to the Company's shareholders. This price represents a premium of approximately 42% to the closing price of the ADSs on the most recent trading day.

The terms and conditions on which we are prepared to pursue the Acquisition are as follows.

1.   Purchase Price. Our proposed purchase price is US$2.0 per ADS (or US$0.5 per Ordinary Share) in cash.

2.   Funding. We intend to fund the Acquisition with cash funded by the JD Shareholders or other JD.com, Inc. entities. We do not currently anticipate requiring debt financing.

3.   Due Diligence. We have the required experience in structuring and consummating transactions of similar nature and expect to complete confirmatory due diligence on an expedited basis.

4.   Definitive Agreements. We are prepared to negotiate and finalize definitive agreements expeditiously. These documents will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for a transaction of this type.

5.   Process. We believe that the Acquisition will provide clear value to the Company's shareholders. We recognize of course that the board of directors of the Company will evaluate the proposed Acquisition independently before it can make a determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Ordinary Shares (including ADSs) that the JD Shareholders do not already own, and that we do not intend to sell our stake in the Company to any third party.

6.   Confidentiality. We may, if required by law, file a Schedule 13D amendment to disclose this proposal. We are sure you will agree that it is in our mutual interests to ensure that we conduct

our discussion with respect to the Acquisition in a confidential manner (unless disclosure is required by law) until we have executed the definitive agreements or terminated our discussion.

7.   Not a Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of definitive agreements, and then will be on the terms provided in such documentation.

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In closing, we would like to express our commitment to working together with you to bring this Acquisition to fruition. Should you have any questions regarding this proposal, please contact us. We look forward to hearing from you.

Sincerely,

JD.com, Inc.

By: /s/ Sandy Ran Xu
Name: Sandy Ran Xu
Title: Chief Executive Officer